Exhibit (d)(3)

EXECUTION VERSION

LIMITED GUARANTEE

THIS LIMITED GUARANTEE, dated as of June 2, 2016 (this “Limited Guarantee”), is entered into by Riverstone Global Energy and Power Fund V (FT), L.P. (“Guarantor”) in favor of Talen Energy Corporation, a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with execution of this Limited Guarantee, RPH Parent LLC, CRJ Parent LLC and SPH Parent LLC, each a Delaware limited liability company (collectively, “Parent”), an affiliate of Guarantor, Revere Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company are entering into the Agreement and Plan of Merger, dated as of the date hereof (as may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), and it is a requirement of the Merger Agreement that Parent cause this Limited Guarantee to be delivered to the Company concurrently with the execution and delivery thereof.

NOW, THEREFORE, in consideration of the premises set forth above and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and as an inducement to the Company to enter into the Merger Agreement with Parent and Merger Sub, Guarantor consents and agrees as follows:

AGREEMENT

SECTION 1.  Limited Guarantee.  To induce the Company to enter into the Merger Agreement, and subject to the terms and conditions contained herein (including the Guarantor Maximum Aggregate Liability set forth below), Guarantor, intending to be legally bound, hereby absolutely, irrevocably and unconditionally guarantees, in accordance with and subject to the Guarantor Maximum Aggregate Liability (as defined below), as primary obligor and not merely as surety, to the Company, the due, punctual and complete discharge in immediately available funds of (i) the payment obligations of Parent pursuant to Section 7.3(f) of the Merger Agreement, if and when payable under the terms of the Merger Agreement, (ii) the Parent Collection Expense Obligations pursuant to Section 7.3(h) of the Merger Agreement, if and when payable under the terms of the Merger Agreement and (iii) the Parent Expense Reimbursement Obligations pursuant to Section 5.14(f) and Section 7.3(j) of the Merger Agreement, if and when payable under the terms of the Merger Agreement, in each case subject to the limitations set forth in the Merger Agreement (collectively, the “Obligation”); provided, however, that notwithstanding anything to the contrary herein, the maximum aggregate liability of Guarantor in respect of the Obligation or otherwise shall be an amount equal to $90,000,000 (the “Guarantor Maximum Aggregate Liability”). All payments hereunder shall be made in lawful money of the United States, in immediately available funds.

SECTION 2.  Nature of Limited Guarantee.  During the term hereof, this Limited Guarantee is an unconditional, irrevocable and continuing guarantee of payment (and not of collection) and the Obligation to which it applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon. The Company shall not be obligated to file any claim relating to the Obligation in the event that Parent becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Company to so file shall not affect the Guarantor’s obligations hereunder. In the event that any payment to the Company in respect of the Obligation is rescinded or must otherwise be returned to the Guarantor for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to such Obligation to the extent of the amount of such payment so rescinded or returned as if such payment had not been made. A separate action or actions may be brought and prosecuted against the Guarantor to enforce this Limited Guarantee, irrespective of whether any action is brought against Parent, Merger Sub or any other Person or whether Parent, Merger Sub or any other Person is joined in any such action or actions.

SECTION 3.  Changes in Obligations; Certain Waivers and Acknowledgments.

(a)          The Guarantor agrees that the Company may at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of payment of the Obligation, and may also enter into any agreement with Parent or Merger Sub for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms of the Merger Agreement or of any agreement between the Company and Parent and/or Merger Sub without in any way impairing or affecting the Guarantor’s obligations under this Limited Guarantee. The Guarantor agrees that the Obligation hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure or delay of the Company to assert any claim or demand or to enforce any right or remedy against Parent, Merger Sub or any other Person interested in the Transactions, (b) the addition, substitution or release of any Person interested in the Transactions, (c) any change in the corporate existence, structure or ownership of Parent, Merger Sub or any other Person interested in the Transactions, (d) the existence of any bankruptcy, insolvency, reorganization or similar proceedings affecting Parent, Merger Sub or any other Person interested in the Transactions, (e) any change in applicable Laws, (f) any change in the time, place or manner of payment of any of the Obligation or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Merger Agreement or any other agreement evidencing, securing or otherwise executed in connection with the Obligation, (g) the existence of any claim, set-off or other right which the Guarantor may have at any time against the Company, whether in connection with the Obligation or otherwise, (h) the adequacy of any other means the Company may have of obtaining repayment of any of the Obligation or (i) any other act or omission that may in any manner or to any extent vary the risk of or to the Guarantor or otherwise operate as a discharge of the Guarantor as a matter of law or equity (other than as a result of payment of the Obligations in accordance with their terms). Notwithstanding the foregoing, (x) to the extent Parent or Merger Sub is relieved of its applicable obligations under the Merger Agreement, Guarantor shall likewise be relieved of its applicable obligations hereunder and (y) Guarantor shall be entitled to the benefit of any defenses, limitations, caps or disclaimers of damages that may be available to Parent or Merger Sub under the Merger Agreement.

(b)          To the fullest extent permitted by applicable Laws, Guarantor hereby expressly and unconditionally waives any and all rights or defenses arising by reason of any applicable Laws that would otherwise require any election of remedies by the Company, promptness, diligence, notice of the acceptance of this Limited Guarantee and of the Obligation, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the Obligation incurred and all other notices of any kind (other than notices to Parent or Merger Sub pursuant to the Merger Agreement or this Limited Guarantee), all defenses that may be available by virtue of any valuation, stay, moratorium, applicable Laws or other similar applicable Laws now or hereafter in effect, any right to require the marshalling of assets of Parent or Merger Sub or any other Person interested in the Transactions and all suretyship defenses generally (other than (i) fraud or willful and material breach (as defined in the Merger Agreement) by the Company or any of its Subsidiaries or Affiliates, (ii) defenses to the payment of the Obligation under the Merger Agreement that are available to Parent or Merger Sub or (iii) breach by the Company of this Limited Guarantee or the Merger Agreement).

(c)          Guarantor acknowledges that it will receive substantial direct and indirect benefits from the Transactions and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits.

SECTION 4.  No Waiver; Exclusive Remedy.

(a)          No failure on the part of the Company to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Company of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. The Company shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Company’s rights against, Parent, Merger Sub or any other Person liable for the Obligation prior to proceeding against Guarantor hereunder. Each and every right, remedy and power hereby granted to the Company or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Company at any time or from time to time; provided that this Section 4(a) shall not amend or otherwise effect Section 7.3 and Section 8.9 of the Merger Agreement or Section 9 and Section 10 herein.

(b)          The Company’s remedies against Guarantor hereunder shall, and are intended to be, the sole and exclusive direct or indirect remedies available to the Company, any of its Affiliates, and/or any other Person against Guarantor and/or any Guarantor Non-Recourse Party in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement and the Transactions, except solely as and to the extent expressly provided by Section 2.4 of the Support Agreement. As used herein, the term “Guarantor Non-Recourse Party” shall mean any Parent Related Party; provided, however, that Parent and Merger Sub shall be excluded from the definition of (and shall not, in any event be deemed to be a) Guarantor Non-Recourse Party.

SECTION 5.  Representations and Warranties.  Guarantor hereby represents and warrants that:

(a)          the execution, delivery and performance of this Limited Guarantee have been duly authorized by all necessary action and do not (i) contravene any provision of Guarantor’s partnership agreement or similar organizational documents or (ii) violate any applicable Laws or contractual restriction binding on Guarantor or its assets that would impair Guarantor’s obligations under this Limited Guarantee;

(b)          except as set forth in the Merger Agreement, all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this Limited Guarantee by Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority is required in connection with the execution, delivery or performance of this Limited Guarantee;

(c)          this Limited Guarantee constitutes a legal, valid and binding obligation of Guarantor enforceable against Guarantor in accordance with its terms, subject to the Bankruptcy and Equity Exception; and

(d)          Guarantor has the financial capacity to pay and perform its obligations under the Limited Guarantee equal to the Guarantor Maximum Aggregate Liability in accordance with Section 1, and all funds necessary for the Guarantor to fulfill its Obligations under this Limited Guarantee shall be available to the Guarantor in a manner to permit Guarantor to fulfill its obligations hereunder in accordance with the terms hereof for so long as this Limited Guarantee shall remain in effect in accordance with Section 8 hereof.

SECTION 6.  Successors and Assigns.

(a)          Subject to the provisions of Section 6(b), this Limited Guarantee shall inure to the benefit of the successors or permitted assigns of the parties who shall have, to the extent of their interests, the rights of the assigning party hereunder.

(b)          This Limited Guarantee is binding upon the parties’ successors and permitted assigns. Guarantor shall not assign this Limited Guarantee or its rights or obligations hereunder to any other Person without the prior written consent of the Company, except that Guarantor may assign all or a portion of its rights, obligations or interests hereunder to one or more of its affiliates that is controlled, directly or indirectly, by Riverstone Holdings LLC; provided that in no case shall any such assignment relieve Guarantor of its obligations hereunder. The Company shall not assign this Limited Guarantee or its rights or obligations hereunder to any other Person without the prior written consent of Guarantor. Any purported assignment in violation of this provision shall be void.

SECTION 7.  Notices.  All notices and other communications under this Limited Guarantee shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt), (b) when sent by facsimile (with written confirmation of transmission), or (c) one (1) Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other parties pursuant to this provision):

If to Guarantor, to:

Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, New York 10019

Attention:	General Counsel
Facsimile:	(212) 271-2928
Email:	scoats@riverstonellc.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:	Igor Kirman
Edward J. Lee
Facsimile:	(212) 403-2000
Emails:	IKirman@wlrk.com
EJLee@wlrk.com

and

Vinson & Elkins LLP

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Attention:	Trina Chandler
Facsimile:	(713) 615-5088
Email:	tchandler@velaw.com

If to the Company, to:

Talen Energy Corporation

853 Hamilton Street, Suite 150

Allentown, Pennsylvania 18101

Attention:	General Counsel
Facsimile:	(610) 774-2755
Email(s):	paul.breme@talenenergy.com
thomas.douglass@talenenergy.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

600 Travis Street

Suite 3300

Houston, Texas 77002

Attention:	Andrew Calder
Facsimile:	(713) 835-3601
Emails:	andrew.calder@kirkland.com

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention:	Sarkis Jebejian, P.C.
David Beller
Facsimile:	(212) 446-4900
Emails:	sarkis.jebejian@kirkland.com
david.beller@kirkland.com

SECTION 8.  Continuing Guarantee; Enforcement.  This Limited Guarantee shall remain in full force and effect and shall be binding on Guarantor and its respective successors and permitted assigns until the Obligation, to the extent payable pursuant to the terms of the Merger Agreement, is satisfied in full. Notwithstanding the foregoing, this Limited Guarantee shall terminate and Guarantor shall have no further obligations under this Limited Guarantee as of the earliest to occur of (i) the Effective Time, (ii) 90 days after the termination of the Merger Agreement in accordance with its terms (except a termination pursuant to which Parent is obligated to make a payment pursuant to Section 7.3(f) thereof and provided any Parent Expense Reimbursement Obligations then owing pursuant to Section 5.14(f) of the Merger Agreement shall have been discharged in full), or (iii) 180 days after any termination of the Merger Agreement in accordance with its terms under circumstances in which Parent would be obligated to make any payment under Section 7.3(f) if the Company has not presented a claim or commenced any action for payment of any portion of the Obligation to Parent and Merger Sub or Guarantor by the end of such 180-day period (and provided any Parent Expense Reimbursement Obligations then owing pursuant to Section 5.14(f) of the Merger Agreement shall have been discharged in full). Notwithstanding the foregoing, in the event that the Company or any of its Affiliates asserts in any litigation or other proceeding that (A) the provisions of Section 1 hereof limiting Guarantor’s liability, the provisions of this Section 8 or the provisions of Section 9 hereof or (B) the provisions of Sections 7.3(h) and 7.3(j) of the Merger Agreement limiting the liability of the Parent Related Parties are illegal, invalid or unenforceable in whole or in part, or asserting any theory of liability against Guarantor, Parent, Merger Sub or any Guarantor Non-Recourse Party with respect to the transactions contemplated by the Merger Agreement other than liability of Guarantor under this Limited Guarantee (in each case, as limited by the provisions of Section 1), then (x) the obligations of Guarantor under this Limited Guarantee shall terminate ab initio and be null and void, (y) if Guarantor has previously made any payments under this Limited Guarantee, it shall be entitled to recover such payments and reasonable attorneys’ fees incurred in connection with such recovery, and (z) none of Guarantor, Parent, Merger Sub or any Guarantor Non-Recourse Party shall have any liability to the Company with respect to the transactions contemplated by the Merger Agreement or under this Limited Guarantee; provided, however, that if Guarantor or any of its Affiliates shall institute any proceedings asserting that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms, then, to the extent the Company prevails in such litigation or proceeding, Guarantor shall pay on demand all reasonable fees and out-of-pocket expenses of the Company in connection with such litigation or proceeding.

SECTION 9.  No Recourse.  The Company covenants, agrees and acknowledges that the sole asset (other than rights under the Merger Agreement, under the agreements contemplated thereby and under the Debt Commitment Letter) of Parent is ownership of the capital stock of Merger Sub and that Merger Sub has no assets, and that no additional funds are expected to be paid, lent or contributed to Parent or Merger Sub prior to the Effective Time. Notwithstanding anything that may be expressed or implied in this Limited Guarantee or any document or instrument delivered in connection herewith, and notwithstanding the fact that Guarantor is a limited partnership, the Company, by its acceptance of the benefits hereof, covenants, agrees and acknowledges that no Person other than Guarantor shall have any obligation hereunder and that no recourse or right of recovery hereunder or under any document or instrument delivered in connection herewith, or for any claim based on, in respect of, or by reason of, such obligations or their creation, against, and no liability shall be attached to, Parent, Merger Sub or any Guarantor Non-Recourse Party, through Parent, Merger Sub or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent or Merger Sub against any Guarantor Non-Recourse Party, whether by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Laws, or otherwise. Recourse against Guarantor under this Limited Guarantee (subject to the limitations described herein and subject to any limitations described in the Merger Agreement), recourse against Riverstone Investment Group LLC under the Confidentiality Agreement (subject to the limitations described therein and subject to any limitations described under the Merger Agreement), recourse against the Holders (as defined in the Support Agreement) under the Support Agreement (subject to the limitations described herein, subject to any limitations described in the Support Agreement and subject to any limitations described in the Merger Agreement) and recourse against Parent and Merger Sub under the Merger Agreement (subject to the limitations described therein) shall be the exclusive remedy of the Company and its Affiliates against Guarantor, Parent, Merger Sub and any Guarantor Non-Recourse Party in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the Transactions. The Company hereby covenants and agrees that it shall not institute, and it shall cause its Affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby, against Guarantor, Parent, Merger Sub or any Guarantor Non-Recourse Party, except for (i) claims against Guarantor under this Limited Guarantee (subject to the limitations described herein and subject to any limitations described in the Merger Agreement), (ii) claims against Riverstone Investment Group LLC under the Confidentiality Agreement (subject to the limitations described therein and subject to any limitations described under the Merger Agreement), (iii) claims against the Holders (as defined in the Support Agreement) under the Support Agreement (subject to the limitations described herein, subject to any limitations described in the Support Agreement and subject to any limitations described in the Merger Agreement) and (iv) claims against Parent and Merger Sub under the Merger Agreement (subject to the limitations described therein) (the foregoing clauses (i) – (iv), the “Retained Claims”).

SECTION 10.  Release.  By its acceptance of this Limited Guarantee, the Company hereby covenants and agrees that neither the Company nor any of its Subsidiaries or Affiliates has or shall have any right of recovery under or in connection with the Merger Agreement, or the transactions contemplated thereby or otherwise relating thereto, and to the extent that it has or obtains any such right it, to the maximum extent permitted by law, hereby waives each and every such right against, and hereby releases, Guarantor, Parent, Merger Sub and each Guarantor Non-Recourse Party from and with respect to any claim, known or unknown, now existing or hereafter arising, in connection with any transaction contemplated by or otherwise relating to the Merger Agreement or the transactions contemplated thereby, whether by or through attempted piercing of the corporate (or limited liability company) veil, by or through a claim by or on behalf of Parent or Merger Sub or any other Person against Guarantor, or otherwise under any theory of law or equity, other than Retained Claims, and the Retained Claims shall be the sole and exclusive remedy of the Company. The Company acknowledges Guarantor is agreeing to enter into this Limited Guarantee in reliance on the provisions set forth in this Section 10. This Section 10 shall survive termination of this Limited Guarantee.

SECTION 11.  Subrogation.  The Guarantor will not exercise any rights of subrogation or contribution (including against Parent, or against any other Person under any other limited guarantee or similar agreement pursuant to which such Person guarantees a portion of the Obligation), whether arising by contract or operation of law (including without limitation any such right arising under bankruptcy or insolvency laws) or otherwise, by reason of any payment by such Guarantor pursuant to the provisions of Section 1 hereof unless and until the Obligation has been paid in full.

SECTION 12.  Governing Law; Jurisdiction; Service of Process.

(a)          This Limited Guarantee shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(b)          The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Limited Guarantee or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 7 shall be deemed effective service of process on such party.

SECTION 13.  Waiver of Jury Trial.  Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Limited Guarantee or any of the transactions contemplated hereby.

SECTION 14.  Reformation.  If any term or other provision of this Limited Guarantee is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Limited Guarantee shall nevertheless remain in full force and effect. No party hereto shall assert, and each party shall cause its respective Affiliates not to assert, that this Limited Guarantee or any part hereof is invalid, illegal or unenforceable. Upon such determination that any term or other provisions is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Limited Guarantee so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 15.  Entire Agreement; Amendments.  This Limited Guarantee constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. No amendment, modification or waiver of any provision hereof shall be enforceable unless approved by the Company and Guarantor in writing.

SECTION 16.  Headings.  The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Limited Guarantee.

SECTION 17.  No Third-Party Beneficiaries.  This Limited Guarantee shall be binding solely on, and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns, and nothing set forth in this Limited Guarantee shall be construed to confer upon or give to any Person other than the Company, Parent, Merger Sub, Guarantor and each Guarantor Non-Recourse Party, and their respective successors and permitted assigns, any rights or remedies under or by reason of this Limited Guarantee or to confer upon or give to any Person any rights or remedies against any Person other than Guarantor under or by reason of this Limited Guarantee.

SECTION 18.  Counterparts.  The exchange of a fully executed Limited Guarantee (in counterparts or otherwise) by facsimile shall be sufficient to bind the parties to the terms and conditions of this Limited Guarantee.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Limited Guarantee to be duly executed and delivered as of the date first written above.

Riverstone Global Energy and Power Fund V (FT), L.P.

By:	Riverstone Energy Partners V, L.P.,
its general partner

By:	/s/ Carl L. Williams
Name:	Carl L. Williams
Title:	Authorized Person

[Signature Page to Limited Guarantee]

IN WITNESS WHEREOF, the undersigned have caused this Limited Guarantee to be duly executed and delivered as of the date first written above.

Talen Energy Corporation

By:	/s/ Paul A. Farr
Name:	Paul A. Farr
Title:	President and Chief Executive Officer

[Signature Page to Limited Guarantee]